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October 16, 2024	vedderprice.com

Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Registration Statement on Form N-14 File No. 333-281752

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 5, 2023 and September 23, 2024 with respect to the Registrant’s Registration Statement on Form N-14 filed on August 23, 2024 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Tortoise Power and Energy Infrastructure Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the proposed mergers of Tortoise Pipeline & Energy Fund, Inc. (“TTP” or a “Target Fund”), Tortoise Energy Independence Fund, Inc. (“NDP” or a “Target Fund”) and Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ” or a “Target Fund”) with and into a wholly-owned subsidiary of the Acquiring Fund. The Acquiring Fund and each Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information and remove all brackets in the Joint Proxy Statement/Prospectus and Statement of Additional Information, to correct and complete all cross references in the document, and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please revise the disclosure relative to the Registrant and the Acquiring Fund to reflect changes made to the Registrant’s Registration Statement on Form N-1A (File No. 333-281744) in response to staff comments on that filing.

Response: The Registrant confirms that Pre-Effective Amendment No. 1 to the Registration Statement includes applicable conforming changes.

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October 16, 2024

2.	Comment: Please confirm that the forms of proxy cards will be filed as an exhibit to Pre-Effective Amendment No. 1.

Response: The Registrant confirms that the forms of proxy cards will be filed as Exhibit 18 to Pre-Effective Amendment No. 1 to the Registration Statement.

3.	Comment: In the Q&A, the response to the question “Why am I receiving the enclosed Joint Proxy Statement/Prospectus?” refers to the Merger of each Target Fund with and into a wholly-owned subsidiary of the Acquiring Fund, but later the Joint Proxy Statement/Prospectus refers to a second-step merger in which the wholly-owned subsidiary merges with and into the Acquiring Fund. Please revise the disclosure in the Q&A to explain the chronology of the two-step merger process or add a cross-reference to the more detailed discussion in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

4.	Comment: Please revise the disclosure in the Joint Proxy Statement/Prospectus to clarify whether the Mergers were approved unanimously by the Target Fund Boards or by a majority of the members of the Target Fund Boards.

Response: The Registrant has revised the disclosure throughout to state that the Mergers were unanimously approved by the Boards on August 5, 2024.

5.	Comment: In the Q&A, the response to the question “Why does each Target Fund Board recommend the Merger of its Target Fund?” indicates that stockholders of each Target Fund may benefit from the Merger through, among other things, “[t]he potential for a high level of current income resulting from lower expenses while reducing the volatility associated with the use of leverage from preferred stock and borrowings.” However, elsewhere in the Joint Proxy Statement/Prospectus, the disclosure indicates that the Acquiring Fund may utilize leverage to the extent permitted by the 1940 Act. Please revise the disclosure in the Q&A and elsewhere to more clearly describe the differences in the use of preferred stock, notes and borrowings (‘structural leverage”) between the Acquiring Fund and the Target Funds in the Q&A and in the body of the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

6.	Comment: In the Q&A, the response to the question “Why does each Target Fund Board recommend the Merger of its Target Fund?” states that “[e]ach Target Fund Board considered that the Merger of its Target Fund will allow stockholders of the Target Fund to continue their investment in an open-end ETF.” Please revise the disclosure as this statement suggests the Target Funds are ETFs.

Response: The Registrant has revised the disclosure to state that the Merger will allow stockholders to continue their investment in a similar strategy but through an ETF.

October 16, 2024

7.	Comment: In the Q&A, the response to the question “Why does each Target Fund Board recommend the Merger of its Target Fund” states that “[t]he Target Fund Board also noted that the Acquiring Fund will have substantially the same investment objective and investment policies and strategies as TPZ, except that the Acquiring Fund cannot engage in structural leverage through borrowings and preferred stock.” Please revise the disclosure to address how the Boards of the other Target Funds considered differences between the investment objectives and policies of those Target Funds and those of the Acquiring Fund or add a cross-reference to the discussion of this matter elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

8.	Comment: In the Q&A, the response to the question “Will stockholders of the Target Funds have to pay any fees or expenses in connection with the Mergers?” indicates the dollar amounts of Merger costs, expressed both in the aggregate and on a per-share basis, expected to be borne by the Target Funds. Please revise the disclosure here and elsewhere in the Joint Proxy Statement/Prospectus (e.g., under “Expenses” on page 23) to indicate how the expected costs of the Mergers will be allocated among the Target Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

9.	Comment: In the Q&A, please revise the response to the question “How will the Mergers impact ongoing fees and expenses?” to include a cross-reference to the fee table in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

10.	Comment: In the Q&A, please revise the response to the question “How do the Funds’ objectives, strategies and risks compare?” to more clearly explain the differences between the investment objectives, policies and risks of each Target Fund and those of the Acquiring Fund. Consider adding charts with a narrative description of key differences or add one or more cross-references to relevant disclosure in the Joint Proxy Statement/Prospectus. Add a cross-reference to the Principal Risks Comparison in the Joint Proxy Statement/Prospectus with a page reference.

Response: The Registrant has revised the summary disclosure in the Q&A in response to the staff’s comment, and has added cross references to the more detailed discussion in the Joint Proxy Statement/Prospectus. Registrant has added additional detail to the chart presentation in the Joint Proxy Statement/Prospectus but does not believe that the level of detail contained in such chart is suitable for a Q&A format.

11.	Comment: In the Q&A, the response to the question “Will the portfolios of the Target Funds be repositioned prior to the Mergers?” provides information on expected portfolio repositioning intended to de-lever the Target Funds and align their portfolios with the investment policies and restrictions of the Acquiring Fund. In disclosure comparing the investment policies and restrictions of the Target Funds to those of the Acquiring Fund, please highlight any differences that require pre-Merger portfolio repositioning.

Response: The Registrant has more clearly described the differences between the policies of the Funds in response to the staff’s comment.

October 16, 2024

12.	Comment: In the Q&A, please revise the response to the question “How will the Mergers impact distributions to stockholders of the Target Funds?” to indicate how the Acquiring Fund will make distributions to shareholders.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

13.	Comment: In the Notice of Joint Special Meeting of Stockholders, please revise the statement of the proposal on which Target Fund stockholders will be asked to vote to indicate Target Fund stockholders will be asked to authorize the merger of “each” Target Fund with and into a wholly-owned subsidiary of the Acquiring Fund.

Response: The Registrant notes that the Merger of each Target Fund is an independent transaction, and that Target Fund stockholders will be asked to vote only on the authorization of the Merger of their Target Fund. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

14.	Comment: TTP has outstanding shares of preferred stock. Please explain supplementally whether separate approval by holders of such preferred stock is required pursuant to Section 18(a)(2)(D) of the 1940 Act. Also, please confirm TTP preferred stockholders have a right to vote on that Target Fund’s Merger proposal given the December 13, 2024 mandatory redemption date of TTP’s shares of preferred stock.

Response: Registrant confirms that preferred stockholders of TTP are entitled to vote on the Merger if such shares were outstanding on the record date. Under the charter of Registrant, common and preferred stockholders vote together as a single class. As an open-end fund operating as an ETF, the Acquiring Fund may not issue preferred shares. Accordingly, all preferred shares will be redeemed on their mandatory redemption date or otherwise prior to the closing of the Merger. Because preferred stockholders are not participating in the Merger, Registrant does not believe that preferred stockholders are entitled to vote as a separate class pursuant to Section 18 of the 1940 Act.

15.	Comment: The Notice of Joint Special Meeting of Stockholders, and disclosure elsewhere, states that “[c]ommon stockholders and preferred stockholders, if any, are entitled to vote on the [Merger proposal].” Please revise the disclosure to clarify that only TTP has outstanding shares of preferred stock.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

16.	Comment: Page 3 of the Joint Proxy Statement/Prospectus indicates that “[w]hile the closing of one Merger is not contingent on the closing of any other Merger, the Merger of TPZ with and into the Merger Sub must be consummated prior to the consummation of any other Merger.” Please explain supplementally what would happen if TPZ stockholders do not approve the Merger but stockholders of the other Target Funds do.

Response: In the event TPZ stockholders do not approve the Merger but the stockholders of the other Target Funds do, the Board of the applicable Target Fund may take such actions as it deems in the best interests of the Fund, including by proceeding with the applicable Merger(s), or continuing to operate the Target Fund as a standalone fund. Disclosure to this effect has been added to the Joint Proxy Statement/Prospectus.

October 16, 2024

17.	Comment: Please revise the disclosure on pages 3 and 59 of the Joint Proxy Statement/Prospectus to specify the percentage of shares of each Target Fund necessary to achieve quorum and to approve the Merger proposal.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

18.	Comment: Under “Board Considerations of the Proposed Mergers” on page 4 of the Joint Proxy Statement/Prospectus and under “Comparison of Fees and Expense Ratios” on page 25 of the Joint Proxy Statement Prospectus, please revise the disclosure to explain how the Target Fund Boards considered the gross fees and expenses of the Target Funds versus those of the Acquiring Fund. Are total and net expense ratios expected to be the same?

Response: The Registrant has revised the disclosure in response to the staff’s comment, and confirms that, given the fixed unitary fee rate of the Acquiring Fund, the total and net expense ratios of the Acquiring Fund will be the same.

19.	Comment: Please revise the comparison of the Funds’ investment objectives on page 7 of the Joint Proxy Statement/Prospectus to include a narrative description of material differences.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

20.	Comment: Please move the pie charts comparing the asset types and investment structures of the Target Funds’ portfolio holdings so as not to interrupt the narrative comparison of the Funds’ principal investment strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

21.	Comment: Please revise the cross-reference appearing below the pie charts on page 8 of the Joint Proxy Statement/Prospectus, and other cross-references in the document, to include page numbers.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

22.	Comment: Please revise the disclosure in the Joint Proxy Statement/Prospectus to include a description of material differences between the fundamental investment restrictions of the Target Funds and those of the Acquiring Fund. Material differences should be disclosed in the Joint Proxy Statement/Prospectus, not in the Statement of Additional Information.

Response: The Registrant has revised the disclosure in the Joint Proxy Statement/Prospectus.

October 16, 2024

23.	Comment: Under “Risks of the Funds” on page 8 of the Joint Proxy Statement/Prospectus, please add a chart that compares the principal risks of investing in the Target Funds and the principal risks of investing in the Acquiring Fund and explains material differences.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

24.	Comment: Under “Description of Shares” on page 8 of the Joint Proxy Statement/Prospectus, please explain or provide a cross-reference to disclosure of material differences between the voting rights of stockholders of the Target Funds and the voting rights of shareholders of the Registrant. Please specifically note that the Registrant has NAV-based voting while the Target Funds do not.

Response: The Registrant has revised the disclosure in response to the staff’s comment. Registrant notes that the final Declaration of Trust approved by the Board does not include dollar-based voting rights.

25.	Comment: Please revise the disclosure to advise the Commission staff as to the expected closing date of the Mergers.

Response: The Registrant has revised the disclosure.

26.	Comment: Please revise the disclosure under “Principal Risks Comparison” beginning on page 15 of the Joint Proxy Statement/Prospectus to include a narrative description of material differences between an investment in the Target Funds and an investment in the Acquiring Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

27.	Comment: Please supplementally confirm whether any Fund would pay a termination fee upon the termination of the Agreement and Plan of Merger.

Response: For the information of the staff, no termination fee would be paid by any Fund upon the termination of the Agreement and Plan of Merger.

28.	Comment: Under “Background and Board Considerations Relating to the Proposed Mergers” beginning on page 23 of the Joint Proxy Statement/Prospectus, please revise the disclosure to reflect any factors the Target Fund Boards considered that weighed against approval of the Mergers.

Response: The Registrant believes that the disclosure under “Background and Board Considerations Relating to the Proposed Mergers” includes detailed disclosure of all factors considered by the Boards including both benefits, neutral factors and any material considerations mitigating against approval of the Mergers. The disclosure of mitigating factors includes among others factors discussion of limitations imposed by an ETF structure compared to a closed-end fund structure, including that an ETF structure reduces the ability to use leverage to enhance returns and to pay out return of capital to enhance distributions; that a closed-end fund structure typically has fewer inflows and outflows of funds than an ETF structure; consideration of the expenses of the Mergers; consideration of the indirect costs of the Mergers arising from necessary repositioning; and consideration of the impact of the Merger on current litigation.

October 16, 2024

29.	Comment: Under “Description of the Shares to Be Issued by the Acquiring Fund” beginning on page 27 of the Joint Proxy Statement/Prospectus, please revise the disclosure to highlight material differences between the voting rights of stockholders of the Target Funds and the voting rights of shareholders of the Registrant.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

30.	Comment: The disclosure on page 30 of the Joint Proxy Statement/Prospectus indicates that the tax opinion required under the Agreement and Plan of Merger will be based on customary assumptions and representations. Please confirm supplementally that these assumptions and representations conform with the guidance set forth in Staff Legal Bulletin No. 19.

Response: Registrant confirms that the opinion will conform with applicable provisions of Staff Legal Bulletin No 19.

31.	Comment: Please revise the charts under the heading “Principal Investment Strategies and Policies” beginning on page 33 of the Joint Proxy Statement/Prospectus to include a narrative description of material differences between the investment objectives, policies and strategies of the Target Funds and those of the Acquiring Fund.

Response: The Registrant has added a column summarizing the material differences.

32.	Comment: Please revise the charts under the heading “Principal Investment Strategies and Policies” beginning on page 33 of the Joint Proxy Statement/Prospectus to clarify what is meant when an em-dash appears in a column.

Response: The Registrant has replaced the dash with “not applicable” or similar language indicating that the applicable Fund does not have a policy.

33.	Comment: Please revise the disclosure under “Maryland Statutory Trusts and the Acquiring Fund’s Governing Documents” to disclose any material differences between the governing documents of the Target Funds and those of the Registrant with regard to provisions requiring mandatory arbitration, the venue in which litigation may be filed or similar provisions.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

34.	Comment: Please confirm supplementally that the treatment of broker non-votes as described on page 59 of the Joint Proxy Statement/Prospectus (e.g., that broker non-votes will be treated as present for purposes of determining the existence of a quorum) complies with the requirements of New York Stock Exchange Rule 452.

Response: Registrant so confirms.

October 16, 2024

35.	Comment: With reference to the disclosure under “Fundamental and Non-Fundamental Investment Limitations” beginning on page 11 of the Statement of Additional Information, please add disclosure in the Joint Proxy Statement/Prospectus describing the material differences between the fundamental and non-fundamental investment limitations of the Target Funds and those of the Acquiring Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

36.	Comment: Please revise the final bullet under “Nonfundamental Investment Policies” on page 12 of the Statement of Additional Information to correct an apparent typographical error.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

37.	Comment: Please revise the disclosure on page 44 of the Statement of Additional Information to include general descriptions of the businesses of Lovell Minnick Partners LLC and Tortoise Parent Holdco LLC.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

38.	Comment: We note that the signature page to the Registration Statement was signed by the Registrant’s initial trustee. Please confirm that Pre-Effective Amendment No. 1 to the Registration Statement will include the signatures required by Section 6(a) of the Securities Act of 1933.

Response: The Registrant confirms that the signature page to Pre-Effective Amendment No. 1 to the Registration Statement will include the required signatures.

Accounting Comments

39.	Comment: We note that the information in the fee table is dated May 31, 2024. Please confirm that the fees presented remain current.

Response: The Registrant confirms that the fee table dated May 31, 2024 remains current.

40.	Comment: We note that the information in the capitalization table is dated May 31, 2024. Please confirm that there have been no material changes in the capitalization of any Fund since that date.

Response: The Registrant confirms that the capitalization table dated May 31, 2024 remains current and that there have been no material changes in the capitalization of any Fund since that date.

41.	Comment: Please revise the disclosure to present the dollar amount of capital loss carry-forwards of each Target Fund.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

October 16, 2024

42.	Comment: Please provide a NAST[1] analysis supporting why TPZ has been designated as the accounting survivor of the Mergers.

Response: The Registrant has previously provided the accounting survivor analysis to the staff.

43.	Comment: Because the completion of each Merger is not contingent upon the completion of any other Merger:

a.	Please provide pro forma fee tables reflecting the Merger scenarios with the highest and lowest possible fee and expense outcomes;

b.	Please provide the pro forma fee table assuming all fund Mergers are completed; if this is the scenario with the lowest possible fee and expense outcome, please additionally include only the Merger scenario with the highest fee and expense outcome.

c.	Please supplement the fee table and capitalization table with narrative disclosure to the effect that, because the completion of each Merger is not contingent upon the completion of any other Merger, there are various combination of Funds that may occur.

Response: Because the Acquiring Fund is an exchange-traded fund that will pay a fixed unitary management fee rate, the pro forma management fee rate and total (net) expense ratio of the Acquiring Fund under each Merger scenario will be the same. Accordingly, the Registrant has included only one pro forma fee table in the Joint Proxy Statement/Prospectus.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.

[1]	Response of Chief Counsel of the Division of Investment Management to North American Security Trust, dated August 5, 1994.